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                                                                  Exhibit 3.9

                               SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY:         SIDEWARE SYSTEMS INC.

DATE RESOLUTION PASSED:  JUNE 28, 2000

RESOLUTION:

IT WAS RESOLVED, as a special resolution, that the articles of the Company be amended

(1) by deleting the existing paragraph 10.3 and substituting therefor the following:

     10.3

          (a) if at the time of a general meeting any shares of the company are listed on the Nasdaq National Market or SmallCap Market, a quorum for that meeting shall be members, or proxyholders representing members, holding not less than one-third of the issued shares entitled to be voted at the meeting, and

          (b) if at the time of a general meeting no shares of the company are so listed, a quorum for that meeting shall be members, or proxyholders representing members, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.

          The foregoing requirements are subject to any order of a court of competent jurisdiction to the contrary.

          The directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.
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(2)  by deleting article 10.4 in its entirety and renumbering articles 10.5 to 10.15 accordingly.

Certified a true copy the 28th day of June, 2000.

                                       (Signature) /s/ [ILLEGIBLE]
                                                   ---------------------------

                                       (Relationship to Company) Solicitor